UNITED STATES
SECURITIES AND EXCHANCE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1  )*


Procera Networks, Inc.
 (Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

74269U 10 4
(CUSIP Number)

8/2/2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1 (b)

 X Rule 13d-l (c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act hut shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages
CUSIP No.   74269U 10 4

1. 	Names of Reporting Persons. 	Paul J. Coviello
I.R.S. Identification Nos. of above persons (entities only).
_________________________________________________________________
2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)
___________________________________________________________________

3. SEC Use Only
__________________________________________________________________

4. Citizenship or Place of Organization 	United States
__________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  2,467,041

6.  Shared Voting Power

7.  Sole Dispositive Power  2,467,041

8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	2,467,041

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 	3.328%
__________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         IN
__________________________________________________________________


Page 2 of 10 pages

CUSIP No.   74269U 10 4
1.Names of Reporting Persons. 	Linden Growth Partners Master
Fund L.P.
I.R.S. Identification Nos. of above persons (entities only).
_____________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
____________________________________________________________________

3. SEC Use Only
___________________________________________________________________

4. Citizenship or Place of Organization 	Cayman Islands
____________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  2,467,041

6.  Shared Voting Power

7.  Sole Dispositive Power  2,467,041

8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
		2,467,041

10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)          "

11. Percent of Class Represented by Amount in Row (9) 	3.328%
___________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         PN
___________________________________________________________________


Page 3of 10 pages

CUSIP No. 74269U 10 4

1. Names of Reporting Persons. 	Linden Capital Management IV, LLC
I.R.S. Identification Nos. of above persons (entities only).
___________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
____________________________________________________________________

3. SEC Use Only
____________________________________________________________________

4. Citizenship or Place of Organization 	Delaware
___________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  2,467,041

6.  Shared Voting Power

7.  Sole Dispositive Power  2,467,041

8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,467,041

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)          "

11. Percent of Class Represented by Amount in Row (9)     3.328%
____________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         OO
____________________________________________________________________

Page 4 of 10 pages

CUSIP No. 74269U 10 4

1. 	Names of Reporting Persons. 	Linden Asset Management, Inc.
I.R.S. Identification Nos. of above persons (entities only).
___________________________________________________________________
2. 	Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)
(b)
____________________________________________________________________

3. SEC Use Only
____________________________________________________________________

4. Citizenship or Place of Organization 	Pennsylvania
____________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  2,467,041

6.  Shared Voting Power

7.  Sole Dispositive Power  2,467,041

8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person	   2,467,041
___________________________________________________________________

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 	3.328%
__________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         CO
___________________________________________________________________

       Page 5 of 10 pages
Item 1.
(a) 	The name of the issuer is Procera Networks, Inc. (the
"Issuer")
(b) 	The principal executive office of the Issuer is located
at  100C Cooper Court, Los Gatos, CA  95032

Item 2.
(a) 	This statement (this "Statement") is being filed by Paul
J. Coviello, the controlling member of Linden Capital
Management IV, LLC, a Delaware limited liability company ("LCM"), and Linden Asset Management, Inc., a Pennsylvania corporation ("LAM"). LCM serves as the general partner of Linden Growth Partners Master Fund L.P., a Cayman Islands exempted limited partnership
(the "Fund"), and LAM serves as the investment manager of the Fund. Paul J. Coviello, LCM, LAM and the Fund are collectively referred to herein as the "Filers", The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns the shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.
(b) 	The principal business office of the Filers is 718 S. State
Street, Suite 101, Clarks Summit, PA 18411.

(c) 	For citizenship information see Item 4 of the cover sheet
of each Filer.

(d) 	This Statement relates to the common stock of the Issuer,
par value $.001 per share ("Common Stock").

(e) 	The CUSIP Number of the Common Stock is  74269U 10 4

Item 3. If this statement Is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)Broker or dealer registered under section 15 of the Act
(IS U.S.C. 78o).
(b)Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d)Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)An investment adviser in accordance with 240.13d-1 (b)(1 )(ii)(E);
(f)An employee benefit plan or endowment fund in accordance with 240.13d-1 (b)(1)(ii)(F);
(g)A parent holding company or control person in accordance with 240.13d-1 (b)(1)(ii)(G);
(h)A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)A church plan that is excluded from the definition of an investment company under section 3(c)(l4) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)Group, in accordance with 240.13d-l(b)(1)(ii)(J),

Not applicable.

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Filer, which information is given as of December 31, 2007. The percentage ownership of each Filer is based on 74,136,667 shares of Common
Stock issued and outstanding as of 10/31/2007 as reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ending September 30, 2007.

On December 31, 2007 Linden Growth Partners Master Fund, LP directly owned 2,467,041 shares which represents 3.328% of the common stock issued and outstanding as reported by the issuer.

       Page 6 of 10 pages

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the
Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

       Not applicable.

Item 9. Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

(a) 	Not applicable.

(b) 	By signing below I certify that, to the best of my knowledge and belief; the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

       Page7 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and beHef, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: 	February 14, 2008


___________________________
Paul J. Coviello


Linden Capital Management IV, LLC

By:_____________________________
Paul J. Coviello, Manager


Linden Asset Management, Inc.

By:_____________________________
Paul J. Coviello, CEO

Linden Growth Partners Master Fund, LP

By:  Linden Capital Management IV, LLC
General Partner

By:_____________________________
Paul J. Coviello, Manager


       Page 8 of 10 pages

EXHIBIT INDEX


Exhibit No. 1 Document
Joint Filing Agreement, dated February 14, 2008, among Paul
J. Coviello, Linden Capital Management IV, LLC, Linden Asset
Management, Inc. and Linden Growth Partners Master Fund
L.P. to file this joint statement on Schedule 13G, Amendment 1.



       Page 9 of 10 pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-I (k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Procera Networks, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.


Dated:   February 14, 2008



___________________________
Paul J. Coviello


Linden Capital Management IV, LLC

By:_____________________________
Paul J. Coviello, Manager


Linden Asset Management, Inc.

By:_____________________________
Paul J. Coviello, CEO

Linden Growth Partners Master Fund, LP

By:  Linden Capital Management IV, LLC
General Partner

By:_____________________________
Paul J. Coviello, Manager

















       Page 10 of 10 pages